June 16, 2011

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549

Attn:       Christine Allen
Staff Accountant

Re:           Loews Corporation
Form 10-K for the Fiscal Year Ended December 31, 2010
File No. 001-06541

VIA EDGAR FILING

Dear Ms. Allen:

Loews Corporation is in receipt of the Staff’s comment letter regarding its above referenced periodic filing and is working on a substantive response. Our plan is to submit such response to the Staff on or before July 8, 2011.

If you have any questions or would like to discuss this matter please feel free to contact me at (212) 521-2950.

Very truly yours,

/s/ Peter W. Keegan

Peter W. Keegan
Chief Financial Officer

667 Madison Avenue, New York, New York 10065	voice: 212-521-2950	fax: 212-521-2329	email:pkeegan@loews.com